UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                            BRANDYWINE REALTY TRUST

                               (Name of Issuer)

                   Common Shares, par value $0.01 per share
                        (Title of Class of Securities)

                                   105368203
                                (CUSIP Number)


 Scott D. Hoffman, Esq.    Marjorie L. Reifenberg,     Commonwealth Atlantic
 Lazard Freres & Co. LLC             Esq.                 Properties Inc.
  30 Rockefeller Plaza        Lazard Freres Real       Commonwealth Atlantic
   New York, NY 10020      Estate Investors L.L.C.   Operating Properties Inc.
     (212) 632-6000          LF Strategic Realty       Commonwealth Atlantic
                                Investors L.P.              Land I Inc.
                               Prometheus AAPT         Commonwealth Atlantic
                               Holdings, L.L.C.             Land II Inc.
                            Commonwealth Atlantic      Commonwealth Atlantic
                             Properties Investors          Land III Inc.
                                    Trust              Commonwealth Atlantic
                             30 Rockefeller Plaza           Land V Inc.
                             New York, NY  10020     Richmond Land Corporation
                                (212) 632-6000         Commonwealth Atlantic
                                                           Holding I Inc.
                                                       Commonwealth Atlantic
                                                          Development Inc.
                                                       66 Canal Center Plaza,
                                                             7th Floor
                                                       Alexandria, VA  23219
                                with a copy to:

                               Mario Ponce, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               November 17, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following pages)

                                 SCHEDULE 13D


CUSIP No.  105368203                           Page   3    of   58   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lazard Freres & Co. LLC

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /X/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS

     AF
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          4,107,143
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY            None
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          4,107,143
   WITH
             10   SHARED DISPOSITIVE POWER

                  None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,107,143

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
14   TYPE OF REPORTING PERSON

     OO  (limited liability company)

                                 SCHEDULE 13D


CUSIP No.  105368203                           Page   5    of   58   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lazard Freres Real Estate Investors L.L.C.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /X/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS

     AF
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          4,107,143
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY            None
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          4,107,143
   WITH
             10   SHARED DISPOSITIVE POWER

                  None
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,107,143

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
14   TYPE OF REPORTING PERSON

     OO  (limited liability company)

                                 SCHEDULE 13D


CUSIP No.  105368203                           Page   7    of   58   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LF Strategic Realty Investors L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /X/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS

     AF
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          4,107,143
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY            None
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          4,107,143
   WITH
             10   SHARED DISPOSITIVE POWER

                  None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,107,143

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
14   TYPE OF REPORTING PERSON

     PN  (limited partnership)

                                 SCHEDULE 13D


CUSIP No.  105368203                           Page   9    of   58   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Prometheus AAPT Holdings, L.L.C.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /X/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS

     OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          1,339,286
BENEFICIALLY    8   SHARED VOTING POWER
   OWNED
    BY            None
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          1,339,286
   WITH
             10   SHARED DISPOSITIVE POWER

                  None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,339,286

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%
14   TYPE OF REPORTING PERSON

     OO  (limited liability company)

          SCHEDULE 13D


CUSIP No.  105368203                           Page   11    of   58   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Commonwealth Atlantic Operating Properties Inc.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /X/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS

     OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Virginia

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          2,183,114
BENEFICIALLY    8   SHARED VOTING POWER
   OWNED
    BY            None
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          2,183,114
   WITH
             10   SHARED DISPOSITIVE POWER

                  None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,183,114

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%
14   TYPE OF REPORTING PERSON

     CO

SCHEDULE 13D


CUSIP No.  105368203                           Page   13    of   58   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Commonwealth Atlantic Land II Inc.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /X/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS

     OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Virginia

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          506,663
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY            2,183,114
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          506,663
   WITH
             10   SHARED DISPOSITIVE POWER

                  2,183,114

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,689,777

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%
14   TYPE OF REPORTING PERSON

     CO

SCHEDULE 13D


CUSIP No.  105368203                           Page   15    of   58   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Commonwealth Atlantic Land III Inc.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /X/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS

     OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Virginia

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          None
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY            2,183,114
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          None
   WITH
             10   SHARED DISPOSITIVE POWER

                  2,183,114

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,183,114

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%
14   TYPE OF REPORTING PERSON

     CO

SCHEDULE 13D


CUSIP No.  105368203                           Page   17    of   58   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Commonwealth Atlantic Land V Inc.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /X/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS

     OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Virginia

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          None
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY            2,183,114
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          None
   WITH
             10   SHARED DISPOSITIVE POWER

                  2,183,114

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,183,114

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%
14   TYPE OF REPORTING PERSON

     CO

SCHEDULE 13D


CUSIP No.  105368203                           Page   19    of   58   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Commonwealth Atlantic Land I Inc.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /X/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS

     OO
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Virginia

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          None
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY            2,183,114
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          None
   WITH
             10   SHARED DISPOSITIVE POWER

                  2,183,114

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,183,114

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%
14   TYPE OF REPORTING PERSON

     CO

SCHEDULE 13D


CUSIP No.  105368203                           Page   21    of   58   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richmond Land Corporation

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /X/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS

     OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          None
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY            2,183,114
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          None
   WITH
             10   SHARED DISPOSITIVE POWER

                  2,183,114

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,183,114

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%
14   TYPE OF REPORTING PERSON

     CO

SCHEDULE 13D


CUSIP No.  105368203                           Page   23    of   58   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Commonwealth Atlantic Holding I Inc.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /X/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS

     OO
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Virginia

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          2,183,114
BENEFICIALLY  8   SHARED VOTING POWER
 LY OWNED
    BY            None
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          2,183,114
   WITH
             10   SHARED DISPOSITIVE POWER

                  None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,183,114

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%
14   TYPE OF REPORTING PERSON

     CO

SCHEDULE 13D


CUSIP No.  105368203                           Page   25    of   58   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Commonwealth Atlantic Properties Inc.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /X/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS

     OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Virginia

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          2,767,856
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY            None
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          2,767,856
   WITH
             10   SHARED DISPOSITIVE POWER

                  None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,767,856

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%
14   TYPE OF REPORTING PERSON

     CO

SCHEDULE 13D


CUSIP No.  105368203                           Page   27    of   58   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Commonwealth Atlantic Properties Investors Trust

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /X/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS

     OO
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          None
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY            2,767,856
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          None
   WITH
             10   SHARED DISPOSITIVE POWER

                  2,767,856

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,767,856

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%
14   TYPE OF REPORTING PERSON

     CO

SCHEDULE 13D


CUSIP No.  105368203                           Page   29    of   58   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Commonwealth Atlantic Development Inc.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /X/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS

     OO
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Virginia

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          78,080
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY            None
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          78,080
   WITH
             10   SHARED DISPOSITIVE POWER

                  None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     78,080

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%
14   TYPE OF REPORTING PERSON

     CO

          This Amendment No. 1, dated November 17, 1999, is filed by Lazard Freres & Co. LLC, a New York limited liability company ("Lazard"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), LF Strategic Realty Investors L.P., a Delaware limited partnership ("LF Realty"), Prometheus AAPT Holdings, L.L.C., a Delaware limited liability company ("Holdings"), Commonwealth Atlantic Operating Properties Inc., a Virginia corporation ("CAOP"), Commonwealth Atlantic Land II Inc., a Virginia corporation ("CAL"), Commonwealth Atlantic Development Inc., a Virginia corporation ("CADI"), Commonwealth Atlantic Land I Inc., a Virginia corporation ("CAL I"), Commonwealth Atlantic Land III Inc., a Virginia corporation ("CAL III"), Commonwealth Atlantic Land V Inc., a Virginia corporation ("CAL V"), Richmond Land Corporation, a Virginia corporation ("RLC"), Commonwealth Atlantic Holding I Inc., a Virginia corporation ("CAHI"), Commonwealth Atlantic Properties Inc., a Virginia real estate investment trust ("CAPI"), and Commonwealth Atlantic Properties Investors Trust, a Maryland real estate investment trust ("CAPIT", and together with Lazard, LFREI, LF Realty, Holdings, CAOP, CAL, CADI, CALI, CAL III, CAL V, RLC, CAHI and CAPI, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D dated July 31, 1999 filed by the Reporting Persons (the "Initial Schedule 13D"). This Amendment hereby amends and supplements the Initial Schedule 13D. All items not described herein remain as previously reported in the Initial
Schedule 13D.

Item 2.        Identity and Background

          (a), (b), (c) and (f). Lazard joins the other Reporting Persons in filing this Statement. Lazard continues to disclaim any beneficial ownership of any of the shares of Common Stock reported in this Statement. The principal business office of Lazard is 30 Rockefeller Plaza, New York, New York, 10020. Lazard, a New York limited liability company, is the managing member of LFREI. Lazard's activities consist principally of financial advisory services. The name, business address and principal occupation or employment of the persons that could be viewed as controlling Lazard are set forth on Schedule 1 hereto and are incorporated by reference herein.

          The name, business address and principal occupation or employment of the executive officers of the Reporting Persons other than Lazard are set forth on Schedules 2 through 12 hereto and are incorporated by reference herein. Each executive officer listed on Schedules 2 through 12 is a citizen of the United States.

          (d) and (e). During the last five years, no Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons listed on Schedules 1 through 12 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.        Purpose of Transaction

          LF Realty may contemplate from time to time the disposition of all or a portion of the securities described in this Statement subject to any applicable contractual limitations.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          As previously reported, Holdings owns of record and beneficially 750,000 Preferred Shares. As discussed below, such Preferred Shares have been pledged as collateral under a certain credit facility.

          Pursuant to the terms of a facility letter, an amendment thereto, and the terms sheet thereto, dated November 17, 1999 (the "Facility"), as of November 17, 1999 a credit facility was made available by Merrill Lynch International ("MLI") to Prometheus Western Retail, L.L.C., a Delaware limited liability company ("Prometheus"), CAPIT, and Prometheus Investment Holding Corp. ("PIHC", and together with Prometheus and CAPIT, the "Borrowers"), jointly and severally as co-borrowers. In accordance with the terms of the Facility, LF Realty and Holdings (together, the "Guarantors," and together with the Borrowers, the "Obligors") entered into a Collateralised Guarantee with MLI (the "Collateralised Guarantee") on November 17, 1999 pursuant to which the Guarantors became co-guarantors jointly and severally of the obligations of the Borrowers arising under the Facility. The total amount available to the Borrowers under the Facility is $44,000,000.

          In accordance with the terms of the Facility, Holdings, Prometheus, and LF Realty (together, the "Pledgors") also entered into a Custodian Agreement with MLI (the "Custodian Agreement") on November 17, 1999.
Pursuant to the terms of the Custodian Agreement and as contemplated by the Facility, MLI set up a collateral account (the "Collateral Account") to hold the 750,000 Preferred Shares owned by Holdings and certain other securities owned by Prometheus and LF Realty. Under the terms of the Custodian Agreement, upon the receipt of specific instructions from the Pledgors, MLI may, if applicable, exercise voting rights with respect to or sell the securities, including the Preferred Shares, deposited with MLI. MLI has a general lien on all securities, including the Preferred Shares, held by it as security for the obligations of the Pledgors under the Custodian Agreement for amounts becoming due or owing for safekeeping and administration. If the Pledgors fail to discharge any of their obligations under the Custodian Agreement when due, MLI is entitled to sell the securities, including the Preferred Shares, held by it and apply the proceeds of such sale towards the discharge of such obligations.

          Pursuant to the terms of the Facility, the Obligors have pledged in favor of MLI all of Obligors' right, title and interest in and to the securities, including the Preferred Shares held in the Collateral Account and all dividends, distributions and interest on and other proceeds of such securities. During the term of the Facility and until the Obligors' obligations under the Facility have been paid in full (i) none of the monies from time to time standing to the credit of the Collateral Account may be withdrawn, assigned or otherwise disposed of or encumbered except with MLI's prior written consent or as otherwise specifically provided in the Facility and (ii) the Obligors' may not create or have outstanding any call option, pledge, assignment, transfer, hypothecation, mortgage, charge, encumbrance, security interest or lien on or affecting any of the securities, including the Preferred Shares, credited to the Collateral Account except with MLI's prior written consent or as contemplated by the Facility or the Custodian Agreement. The Preferred Shares may be released from the Collateral Account and any pledge to MLI upon a reduction of the total amount available under the Facility by $25,000,000.

          All references to the Facility, the Collateralised Guarantee and the Custodian Agreement are qualified in their entirety by the full text of such agreements, copies of which are attached hereto as Exhibits 2, 3, 4 and 5 and are incorporated by reference herein.

Item 7.   Material to be Filed as Exhibits

          Exhibit 1   Joint Filing Agreement.

          Exhibit 2 Letter and Terms Sheet Agreement dated as of November 17, 1999 among Prometheus, CAPIT, PIHC, LF Realty, Holdings, MLI and MLIB.

          Exhibit 3   Amendment to the Letter and Terms Sheet Agreement.

          Exhibit 4 Collateralised Guarantee dated as of November 17, 1999 among the Guarantors and MLI.

          Exhibit 5 Custodian Agreement dated as of November 17, 1999 among the Pledgors and MLI.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              LAZARD FRERES & CO. LLC


                              By: /s/ Scott D. Hoffman
                                  Name:   Scott D. Hoffman
                                  Title:  Managing Director



    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              LAZARD FRERES REAL ESTATE INVESTORS L.L.C.


                              By: /s/ John A. Moore
                                  Name:   John A. Moore
                                  Title:  Chief Financial Officer


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              LF STRATEGIC REALTY INVESTORS L.P.

                              By: Lazard Freres Real Estate Investors L.L.C.,
                                    its general partner


                              By: /s/ John A. Moore
                                  Name:   John A. Moore
                                  Title:  Chief Financial Officer

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              PROMETHEUS AAPT HOLDINGS, L.L.C.


                              By: LF Strategic Realty Investors L.P.,
                                    its sole member

                              By: Lazard Freres Real Estate Investors L.L.C.,
                                    its general partner

                              By: /s/ John A. Moore
                                  Name:   John A. Moore
                                  Title:  Chief Financial Officer


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              COMMONWEALTH ATLANTIC OPERATING PROPERTIES INC.


                              By: /s/ John A. Moore
                                  Name:   John A. Moore
                                  Title:  Vice President


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              COMMONWEALTH ATLANTIC LAND II INC.

                              By: /s/ John A. Moore
                                  Name:   John A. Moore
                                  Title:  Vice President

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              COMMONWEALTH ATLANTIC DEVELOPMENT INC.

                              By: /s/ John A. Moore
                                  Name:   John A. Moore
                                  Title:  Vice President


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              COMMONWEALTH ATLANTIC PROPERTIES INVESTORS TRUST

                              By: /s/ John A. Moore
                                  Name:   John A. Moore
                                  Title:  Vice President
                                          and Chief Financial Officer

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              COMMONWEALTH ATLANTIC PROPERTIES INC.


                              By: /s/ John A. Moore
                                  Name:   John A. Moore
                                  Title:  Vice President

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              COMMONWEALTH ATLANTIC LAND III INC.


                              By: /s/ John A. Moore
                                  Name:   John A. Moore
                                  Title:  Vice President




    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              COMMONWEALTH ATLANTIC LAND V INC.


                              By: /s/ John A. Moore
                                  Name:   John A. Moore
                                  Title:  Vice President



    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              COMMONWEALTH ATLANTIC HOLDING I INC.


                              By: /s/ John A. Moore
                                  Name:   John A. Moore
                                  Title:  Vice President

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              RICHMOND LAND CORPORATION


                              By: /s/ John A. Moore
                                  Name:   John A. Moore
                                  Title:  Vice President





    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              COMMONWEALTH ATLANTIC LAND I INC.


                              By: /s/ John A. Moore
                                  Name:   John A. Moore
                                  Title:  Vice President

                                  SCHEDULE 1

         Set forth below are the names and positions of each person that could be viewed as controlling Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation of each person controlling Lazard Freres
& Co. LLC is general member of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States. Lazard Groupement d'Interet Economique, a partnership organized under French law whose principal business is investments (including its investment in Lazard Freres & Co. LLC), and Lazard Partners Limited Partnership, a Delaware limited partnership whose principal business is serving as a holding company, also serve as general members of Lazard Freres & Co. LLC.

                             Business Address and
                             Principal Occupation
Name of Controlling Person   (if other than as indicated above)  Citizenship
--------------------------   ----------------------------------  -----------

Michel A. David-Weill                                            France

John C. Adams                Lazard Freres & Co. LLC
                             200 West Madison
                             Suite 2200
                             Chicago, IL  60606

Eileen D. Alexanderson

William R. Araskog

Robert A. Baer, Jr.

F. Harlan Batrus

Gerardo Braggiotti           Lazard Freres & Cie.                Italy
                             121 Boulevard Haussmann
                             75382 Paris Cedex 08 France

Patrick J. Callahan, Jr.     Lazard Freres & Co. LLC
                             200 West Madison
                             Suite 2200
                             Chicago, IL  60606

John V. Doyle

Thomas F. Dunn

Norman Eig

                             Business Address and
                             Principal Occupation
                             (if other than as
Name of Controlling Person   indicated above)                    Citizenship
--------------------------   --------------------                -----------

Richard P. Emerson

Peter R. Ezersky

Eli H. Fink

Jonathan F. Foster

Albert H. Garner

James S. Gold

Steven J. Golub

Robert L. Goodman

Herbert W. Gullquist

Thomas R. Haack

Paul J. Haigney

Ira O. Handler

Yasushi Hatakeyama                                               Japan

Melvin L. Heineman

Scott D. Hoffman

Robert E. Hougie                                                 United
                                                                 Kingdom

Kenneth M. Jacobs

James L. Kempner

Lee O. Kraus, Jr.

Sandra A. Lamb

                             Business Address and
                             Principal Occupation
Name of Controlling Person   (if other than as indicated above)  Citizenship
--------------------------   ----------------------------------  -----------

Robert C. Larson

William R. Loomis, Jr.

J. Robert Lovejoy

Matthew J. Lustig

Thomas E. Lynch

Mark T. McMaster

Michael G. Medzigian

Richard W. Moore, Jr.

Robert P. Morgenthau

Steven J. Niemczyk

James A. Paduano

Louis Perlmutter

Russell E. Planitzer

Steven L. Rattner

John R. Reinsberg

L. Gregory Rice

Barry W. Ridings

Luis E. Rinaldini                                                United
                                                                 Kingdom


Bruno M. Roger            Lazard Capital Markets                 France
                          121 Boulevard Haussmann
                          75382 Paris Cedex 08 France

Michael S. Rome

                             Business Address and
                             Principal Occupation
Name of Controlling Person   (if other than as indicated above)  Citizenship
--------------------------   ----------------------------------  -----------

Stephen H. Sands

Frank A. Savage

Gary S. Shedlin

David A. Tanner

David L. Tashjian

J. Mikesell Thomas           Lazard Freres & Co. LLC
                             200 West Madison
                             Suite 2200
                             Chicago, IL  60606

Michael P. Triguboff         Lazard Asset Management             Australia
                                 Pacific Co.
                             Level 39
                             Gateway
                             1 Macquarie Place
                             Sydney NSW 2000
                             Australia

Donald A. Wagner

Ali E. Wambold

Michael A. Weinstock

Antonio F. Weiss

Alexander E. Zagoreos

                                  SCHEDULE 2

           The business address for each of the following persons is 30 Rockefeller Plaza, New York, NY 10020.

       Executive Officers of Lazard Freres Real Estate Investors L.L.C.

Name of Officer                      Present and Principal Occupation
---------------                      --------------------------------

Robert C. Larson                                 Chairman

Michael G. Medzigian               President and Chief Executive Officer

Mark S. Ticotin                           Chief Operating Officer

John A. Moore                      Principal and Chief Financial Officer

Douglas T. Healy                                 Principal

Marjorie L. Reifenberg                  Principal, General Counsel
                                               and Secretary

Henry C. Herms                                  Controller

                                  SCHEDULE 3


                   EXECUTIVE OFFICERS AND TRUSTEES OF CAPIT

NAME OF OFFICER                                    PRESENT OFFICE
OR TRUSTEE               BUSINESS ADDRESS          WITH COMPANY
---------------          ----------------          --------------

Michael G. Medzigian     30 Rockefeller Plaza      President and Trustee
                         New York, NY 10020

Mark S. Ticotin          30 Rockefeller Plaza      Vice President and Trustee
                         New York, NY 10020        of CAPIT

John A. Moore            30 Rockefeller Plaza      Vice President, Chief
                         New York, NY 10020        Financial Officer and
                                                   Trustee of CAPIT

Henry C. Herms           30 Rockefeller Plaza      Treasurer of CAPIT
                         New York, NY 10020

Marjorie L. Reifenberg   30 Rockefeller Plaza      Secretary of CAPIT
                         New York, NY 10020

                                  SCHEDULE 4

                   EXECUTIVE OFFICERS AND DIRECTORS OF CAPI

NAME OF OFFICER                                    PRESENT OFFICE
OR DIRECTOR              BUSINESS ADDRESS          WITH COMPANY
---------------          ----------------          --------------

Robert C. Larson         30 Rockefeller Plaza      Chairman and Director
                         New York, NY 10020        of CAPI

Matthew J. Lustig        30 Rockefeller Plaza      Director of CAPI
                         New York, NY 10020

Mark S. Ticotin          30 Rockefeller Plaza      Vice President of CAPI
                         New York, NY 10020

John A. Moore            30 Rockefeller Plaza      Vice President of CAPI
                         New York, NY 10020

Christopher L. Keefer    McGuire Woods Battle      Assistant Secretary of
                           & Boothe, LLP           CAPI
                         8280 Greensboro Drive
                         Suite 900, Tysons Corner
                         McLean, VA  022102-3892

Henry C. Herms           30 Rockefeller Plaza      Vice President of CAPI
                         New York, NY 10020

Brent W. Sinnett         600 East Main Street      Chief Financial Officer of
                         Suite 2300                CAPI
                         Richmond, VA 23219

Richard I. Gilchrist     66 Canal Center Plaza     President and Director of
                         7th Floor                 CAPI
                         Alexandria, VA 22314

Charles L. Menges        McGuire Woods Battle      Secretary of CAPI
                           & Boothe, LLP
                         One James Center
                         901 East Cary Street
                         Richmond, VA 23219-4030

Gregory L. Weinberger    30 Rockefeller Plaza      Director of CAPI
                         New York, NY 10020

Adrianne M. Horne        CT Corporation System     Director of CAPI
                         Corporation Trust Center
                         1209 Orange Street
                         Wilmington, DE 19801

Jeffrey I. Sofferman     66 Canal Center Plaza     Vice President of CAPI
                         7th Floor
                         Alexandria, VA 22314

                                  SCHEDULE 5


                   EXECUTIVE OFFICERS AND DIRECTORS OF CAL I

NAME OF OFFICER                                    PRESENT OFFICE
OR DIRECTOR              BUSINESS ADDRESS          WITH COMPANY
---------------          ----------------          --------------

Robert C. Larson         30 Rockefeller Plaza      President and Director
                         New York, NY 10020        of CAL I

Mark S. Ticotin          30 Rockefeller Plaza      Vice President of CAL I
                         New York, NY 10020

John A. Moore            30 Rockefeller Plaza      Vice President of CAL I
                         New York, NY 10020

Christopher L. Keefer    McGuire Woods Battle      Assistant Secretary of
                           & Boothe, LLP           CAL I
                         8280 Greensboro Drive
                         Suite 900, Tysons Corner
                         McLean, VA  022102-3892

Henry C. Herms           30 Rockefeller Plaza      Vice President of CAL I
                         New York, NY 10020

Brent W. Sinnett         600 East Main Street      Chief Financial Officer
                         Suite 2300                of CAL I
                         Richmond, VA 23219

Richard I. Gilchrist     66 Canal Center Plaza     President and Director of
                         7th Floor                 CAL I
                         Alexandria, VA 22314

Charles L. Menges        McGuire Woods Battle      Secretary of CAL I
                           & Boothe, LLP
                         One James Center
                         901 East Cary Street
                         Richmond, VA 23219-4030

Adrianne M. Horne        CT Corporation System     Director of CAL I
                         Corporation Trust Center
                         1209 Orange Street
                         Wilmington, DE 19801

Jeffrey I. Sofferman     66 Canal Center Plaza     Vice President of CAL I
                         7th Floor
                         Alexandria, VA 22314

                                  SCHEDULE 6

                    EXECUTIVE OFFICERS AND DIRECTORS OF CAL

NAME OF OFFICER                                    PRESENT OFFICE
OR DIRECTOR              BUSINESS ADDRESS          WITH COMPANY
---------------          ----------------          --------------

Robert C. Larson         30 Rockefeller Plaza      President and Director
                         New York, NY 10020        of CAL

Mark S. Ticotin          30 Rockefeller Plaza      Vice President of CAL
                         New York, NY 10020

John A. Moore            30 Rockefeller Plaza      Vice President of CAL
                         New York, NY 10020

Christopher L. Keefer    McGuire Woods Battle      Assistant Secretary of CAL
                           & Boothe, LLP
                         8280 Greensboro Drive
                         Suite 900, Tysons Corner
                         McLean, VA  022102-3892

Henry C. Herms           30 Rockefeller Plaza      Vice President of CAL
                         New York, NY 10020

Brent W. Sinnett         600 East Main Street      Chief Financial Officer
                         Suite 2300                of CAL
                         Richmond, VA 23219

Richard I. Gilchrist     66 Canal Center Plaza     President and Director of
                         7th Floor                 CAL
                         Alexandria, VA 22314

Charles L. Menges        McGuire Woods Battle      Secretary of CAL
                           & Boothe, LLP
                         One James Center
                         901 East Cary Street
                         Richmond, VA 23219-4030

Camilia M. Denny         CT Corporation System     Director of CAL
                         Corporation Trust Center
                         1209 Orange Street
                         Wilmington, DE 19801

Jeffrey I. Sofferman     66 Canal Center Plaza     Vice President of CAL
                         7th Floor
                         Alexandria, VA 22314

                                  SCHEDULE 7

                  EXECUTIVE OFFICERS AND DIRECTORS OF CAL III

NAME OF OFFICER                                    PRESENT OFFICE
OR DIRECTOR              BUSINESS ADDRESS          WITH COMPANY
---------------          ----------------          --------------

Robert C. Larson         30 Rockefeller Plaza      President and Director
                         New York, NY 10020        of CAL III

Mark S. Ticotin          30 Rockefeller Plaza      Vice President of CAL III
                         New York, NY 10020

John A. Moore            30 Rockefeller Plaza      Vice President of CAL III
                         New York, NY 10020

Christopher L. Keefer    McGuire Woods Battle      Assistant Secretary of
                           & Boothe, LLP           CAL III
                         8280 Greensboro Drive
                         Suite 900, Tysons Corner
                         McLean, VA  022102-3892

Henry C. Herms           30 Rockefeller Plaza      Vice President of CAL III
                         New York, NY 10020

Brent W. Sinnett         600 East Main Street      Chief Financial Officer
                         Suite 2300                of CAL III
                         Richmond, VA 23219

Richard I. Gilchrist     66 Canal Center Plaza     President and Director
                         7th Floor                 of Cal III
                         Alexandria, VA 22314

Charles L. Menges        McGuire Woods Battle      Secretary of CAL III
                           & Boothe, LLP
                         One James Center
                         901 East Cary Street
                         Richmond, VA 23219-4030

Mary Ann Brzoska         CT Corporation System     Director of CAL III
                         Corporation Trust Center
                         1209 Orange Street
                         Wilmington, DE 19801

Jeffrey I. Sofferman     66 Canal Center Plaza     Vice President of CAL III
                         7th Floor
                         Alexandria, VA 22314

                                  SCHEDULE 8

                   EXECUTIVE OFFICERS AND DIRECTORS OF CAL V

NAME OF OFFICER                                    PRESENT OFFICE
OR DIRECTOR              BUSINESS ADDRESS          WITH COMPANY
---------------          ----------------          --------------

Robert C. Larson         30 Rockefeller Plaza      President and Director
                         New York, NY 10020        of CAL V

Mark S. Ticotin          30 Rockefeller Plaza      Vice President of CAL V
                         New York, NY 10020

John A. Moore            30 Rockefeller Plaza      Vice President of CAL V
                         New York, NY 10020

Christopher L. Keefer    McGuire Woods Battle      Assistant Secretary of
                           & Boothe, LLP           CAL V
                         8280 Greensboro Drive
                         Suite 900, Tysons Corner
                         McLean, VA  022102-3892

Henry C. Herms           30 Rockefeller Plaza      Vice President of CAL V
                         New York, NY 10020

Brent W. Sinnett         600 East Main Street      Chief Financial Officer
                         Suite 2300                of CAL V
                         Richmond, VA 23219

Richard I. Gilchrist     66 Canal Center Plaza     President and Director
                         7th Floor                 of CAL V
                         Alexandria, VA 22314

Charles L. Menges        McGuire Woods Battle      Secretary of CAL V
                           & Boothe, LLP
                         One James Center
                         901 East Cary Street
                         Richmond, VA 23219-4030

Bonnie A. Schuman        CT Corporation System     Director of CAL V
                         Corporation Trust Center
                         1209 Orange Street
                         Wilmington, DE 19801

Jeffrey I. Sofferman     66 Canal Center Plaza     Vice President of CAL V
                         7th Floor
                         Alexandria, VA 22314

                                  SCHEDULE 9

                   EXECUTIVE OFFICERS AND DIRECTORS OF CADI

NAME OF OFFICER                                    PRESENT OFFICE
OR DIRECTOR              BUSINESS ADDRESS          WITH COMPANY
---------------          ----------------          --------------

Robert C. Larson         30 Rockefeller Plaza      President and Director
                         New York, NY 10020        of CADI

Mark S. Ticotin          30 Rockefeller Plaza      Vice President of CADI
                         New York, NY 10020

John A. Moore            30 Rockefeller Plaza      Vice President of CADI
                         New York, NY 10020

Christopher L. Keefer    McGuire Woods Battle      Assistant Secretary of
                           & Boothe, LLP           CADI
                         8280 Greensboro Drive
                         Suite 900, Tysons Corner
                         McLean, VA  022102-3892

Henry C. Herms           30 Rockefeller Plaza      Vice President of CADI
                         New York, NY 10020

Brent W. Sinnett         600 East Main Street      Chief Financial Officer
                         Suite 2300                of CADI
                         Richmond, VA 23219

Richard I. Gilchrist     66 Canal Center Plaza     President and Director
                         7th Floor                 of CADI
                         Alexandria, VA 22314

Charles L. Menges        McGuire Woods Battle      Secretary of CADI
                           & Boothe, LLP
                         One James Center
                         901 East Cary Street
                         Richmond, VA 23219-4030

Mary Ann Brzoska         CT Corporation System     Director of CADI
                         Corporation Trust Center
                         1209 Orange Street
                         Wilmington, DE 19801

Jeffrey I. Sofferman     66 Canal Center Plaza     Vice President of CADI
                         7th Floor
                         Alexandria, VA 22314

                                  SCHEDULE 10

                   EXECUTIVE OFFICERS AND DIRECTORS OF CAHI

NAME OF OFFICER                                    PRESENT OFFICE
OR DIRECTOR              BUSINESS ADDRESS          WITH COMPANY
---------------          ----------------          --------------

Robert C. Larson         30 Rockefeller Plaza      President and Director
                         New York, NY 10020        of CAHI

Mark S. Ticotin          30 Rockefeller Plaza      Vice President of CAHI
                         New York, NY 10020

John A. Moore            30 Rockefeller Plaza      Vice President of CAHI
                         New York, NY 10020

Christopher L. Keefer    McGuire Woods Battle      Assistant Secretary of
                           & Boothe, LLP           CAHI
                         8280 Greensboro Drive
                         Suite 900, Tysons Corner
                         McLean, VA  022102-3892

Henry C. Herms           30 Rockefeller Plaza      Vice President of CAHI
                         New York, NY 10020

Brent W. Sinnett         600 East Main Street      Chief Financial Officer
                         Suite 2300                of CAHI
                         Richmond, VA 23219

Richard I. Gilchrist     66 Canal Center Plaza     President and Director
                         7th Floor                 of CAHI
                         Alexandria, VA 22314

Charles L. Menges        McGuire Woods Battle      Secretary of CAHI
                           & Boothe, LLP
                         One James Center
                         901 East Cary Street
                         Richmond, VA 23219-4030

Bonnie A. Schuman        CT Corporation System     Director of CAHI
                         Corporation Trust Center
                         1209 Orange Street
                         Wilmington, DE 19801

Jeffrey I. Sofferman     66 Canal Center Plaza     Vice President of CAHI
                         7th Floor
                         Alexandria, VA 22314

                                       SCHEDULE 11

                   EXECUTIVE OFFICERS AND DIRECTORS OF CAOP


NAME OF OFFICER                                    PRESENT OFFICE
OR DIRECTOR              BUSINESS ADDRESS          WITH COMPANY
---------------          ----------------          --------------

Robert C. Larson         30 Rockefeller Plaza      President and Director
                         New York, NY 10020        of CAOP

Mark S. Ticotin          30 Rockefeller Plaza      Vice President of CAOP
                         New York, NY 10020

John A. Moore            30 Rockefeller Plaza      Vice President of CAOP
                         New York, NY 10020

Christopher L. Keefer    McGuire Woods Battle      Assistant Secretary of
                           & Boothe, LLP           CAOP
                         8280 Greensboro Drive
                         Suite 900, Tysons Corner
                         McLean, VA  022102-3892

Henry C. Herms           30 Rockefeller Plaza      Vice President of CAOP
                         New York, NY 10020

Brent W. Sinnett         600 East Main Street      Chief Financial Officer
                         Suite 2300                of CAOP
                         Richmond, VA 23219

Richard I. Gilchrist     66 Canal Center Plaza     President and Director
                         7th Floor                 of CAOP
                         Alexandria, VA 22314

Charles L. Menges        McGuire Woods Battle      Secretary of CAOP
                           & Boothe, LLP
                         One James Center
                         901 East Cary Street
                         Richmond, VA 23219-4030

William J. Reif          CT Corporation System     Director of CAOP
                         Corporation Trust Center
                         1209 Orange Street
                         Wilmington, DE 19801

Jeffrey I. Sofferman     66 Canal Center Plaza     Vice President of CAOP
                         7th Floor
                         Alexandria, VA 22314

                                  SCHEDULE 12

                    EXECUTIVE OFFICERS AND DIRECTORS OF RLC

NAME OF OFFICER                                    PRESENT OFFICE
OR DIRECTOR              BUSINESS ADDRESS          WITH COMPANY
---------------          ----------------          --------------

Robert C. Larson         30 Rockefeller Plaza      President and Director
                         New York, NY 10020        of RLC

Mark S. Ticotin          30 Rockefeller Plaza      Vice President of RLC
                         New York, NY 10020

John A. Moore            30 Rockefeller Plaza      Vice President of RLC
                         New York, NY 10020

Christopher L. Keefer    McGuire Woods Battle      Assistant Secretary of RLC
                           & Boothe, LLP
                         8280 Greensboro Drive
                         Suite 900, Tysons Corner
                         McLean, VA  022102-3892

Henry C. Herms           30 Rockefeller Plaza      Vice President of RLC
                         New York, NY 10020

Brent W. Sinnett         600 East Main Street      Chief Financial Officer
                         Suite 2300                of RLC
                         Richmond, VA 23219

Richard I. Gilchrist     66 Canal Center Plaza     President and Director
                         7th Floor                 of RLC
                         Alexandria, VA 22314

Charles L. Menges        McGuire Woods Battle      Secretary of RLC
                           & Boothe, LLP
                         One James Center
                         901 East Cary Street
                         Richmond, VA 23219-4030

William J. Reif          CT Corporation System     Director of RLC
                         Corporation Trust Center
                         1209 Orange Street
                         Wilmington, DE 19801

Jeffrey I. Sofferman     66 Canal Center Plaza     Vice President of RLC
                         7th Floor
                         Alexandria, VA 22314

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